SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

United Parcel Service, Inc.

(Name of Issuer)

Class B Common Stock, par value $.01 per share

(Title of Class of Securities)

911312106

(CUSIP Number)

July 19, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

CUSIP No. 911312106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Annie E. Casey Foundation, Inc. I.R.S. Tax Identification No. 52-1951681

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 18,899,375

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 18,899,375

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,899,375

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.69%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer United Parcel Service, Inc. ("UPS")
	(b)	Address of Issuer's Principal Executive Offices 55 Glen Lake Parkway, N.E. Atlanta, Georgia 30328

Item 2.
	(a)	Name of Person Filing The Annie E. Casey Foundation, Inc. ("Foundation")
	(b)	Address of Principal Business Office or, if none, Residence 701 St. Paul Street Baltimore, Maryland 21202
	(c)	Citizenship The Foundation is organized under the laws of the State of Delaware.
	(d)	Title of Class of Securities Shares of UPS Class B Common Stock, par value $.01 per share ("Class B Common Stock")
	(e)	CUSIP Number 911312106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:

As of February 12, 2003, the Foundation owned of record and beneficially (i) 18,729,637 shares of UPS Class A Common Stock, par value $.01 per share, each share of which was convertible into one share of Class B Common Stock, and (ii) 169,738 shares of Class B Common Stock.  Substantially all of the Class A Common Stock was acquired by the Foundation during November 1999 upon completion of the merger in which United Parcel Service of America, Inc. became a subsidiary of UPS in connection with becoming a publicly traded company.  In addition to other sales of Class B Common Stock from time to time in 2002, the Foundation sold 15,000,000 shares of Class B Common Stock in a registered public offering on July 19, 2002.

(b) Percent of class:
The percent of Class B Common Stock in which the Foundation was deemed to be the beneficial owner was 3.69%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 18,899,375
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of 18,899,375
(iv) Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following        [  X  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003
Date
THE ANNIE E. CASEY FOUNDATION, INC. By: /s/ Burton Sonenstein
Signature
Burton Sonenstein, Chief Financial Officer
Name/Title